SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                December 30, 2005
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                        Commission File Number: 000-50825

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                                 GPC BIOTECH AG
             (Exact name of registrant as specified in its Charter)
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                              Fraunhoferstrasse 20
                       D-82152 Martinsried/Munich, Germany
                            Tel: 011 49 89 8565 2600
              (Address of registrant's principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F           X                       Form 40-F
                                     ---                               ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Yes                                         No       X
                                    ---                               ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Yes                                         No       X
                                    ---                               ---

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                                         No       X
                                    ---                               ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
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                                      INDEX



Exhibit 1 Notice of Directors' Dealings pursuant to ss.15a of the German Securities Trading Act.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  December 30, 2005
                                     GPC BIOTECH AG


                                     By:      /s/ Bernd Seizinger
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                                     Name:    Bernd Seizinger, M.D., Ph.D.
                                     Title:   President & CEO

                                     By:      /s/ Mirko Scherer
                                        ----------------------------------
                                     Name:    Mirko Scherer, Ph.D.
                                     Title:   Senior Vice President & CFO